Mail Stop 3561

March 15, 2010

Lex Cowsert
President and Chief Executive Officer
CytoGenix, Inc.
1570 Dustin Cade Drive,
New Braunfels, TX 78130

> **Re:** **CytoGenix, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed May 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 20, 2009**
> **File No. 000-26807**

Dear Mr. Cowsert:

We issued comments to you on the above-captioned filings on November 2, 2009. As of the date of this letter, these comments remain outstanding and unresolved. The correspondence we have received from you does not include a substantive response to these comments. We expect you to contact us by March 25, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 25, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Damon Colbert at (202) 551-3581 or Jim Lopez at (202) 551-3536 if you have any questions.

Sincerely,

John Reynolds
Assistant Director